UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

Annual Report Pursuant to Regulation A of the Securities Act of 1933

For the fiscal year ended December 31, 2017

SECURED REAL ESTATE

INCOME STRATEGIES, LLC

2090 N. Kolb Road, Ste 120

Tucson, AZ 85715

Tel: (888) 444-2102

www.securedrealestatefunds.com

PART II

Forward-Looking Statements

The term “forward-looking statements” means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like “we anticipate,” “we believe,” “we expect,” “we intend,” “we plan to,” “this might,” or “we will.” The statement “We believe demographic shifts will favor apartment communities” is an example of a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement “We believe demographic shifts will favor apartment communities” is not like the statement “We believe the sun will rise in the East tomorrow.” It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events. Consequently, the actual result of investing in the Company could (and almost certainly will) differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

Item 1. Business

Secured Real Estate Income Strategies, LLC (formerly Secured Real Estate Income Fund II, LLC), is a newly organized Delaware limited liability company (which we refer to as the “Fund,” “we,” “us” or “our”), formed for the purpose of investing in a diversified portfolio of real estate loans and other debt instruments collateralized by first and second position security interests in residential real estate in the U.S. and the underlying real estate collateral (“Loans”). We intend to acquire senior and subordinate real estate secured Loans, and to invest in real estate and real estate-related debt instruments primarily originated by our affiliates upon fair market and commercially reasonable terms. In addition, we may acquire any real properties or real estate equity investments that in the opinion of our Managing Member, meets our investment objectives. We plan to diversify our portfolio by investment type, investment size and investment risk with the goal of attaining a portfolio of real estate assets that provide attractive and stable returns to our investors. We may make our investments through the investment in or acquisition of individual Loans or Loan portfolios. As of the date of this offering circular, we have not commenced operations and do not own any real property or real estate Loans.

All of the Loans are expected to be evidenced by a promissory note secured by instruments granting a security interest in real property which may be mortgages, deeds of trust, security deeds or deeds to secure debt, depending upon the prevailing practice and law in the state in which the mortgaged property is located.  Mortgages, deeds of trust and deeds to secure debt are referred to in this offering circular collectively as "Mortgages." Any of the foregoing types of mortgages will create a lien upon, or grant a title interest in, the subject property, the priority of which will depend on the terms of the particular security instrument, as well as separate, recorded, contractual arrangements with others holding interests in the mortgaged property, the knowledge of the parties to such instrument as well as the order of recordation of the instrument in the appropriate public recording office.  However, recording does not generally establish priority over governmental claims for real estate taxes and assessments and other charges imposed under governmental police powers.

We are managed by SREIF Manager II, LLC, a Nevada limited liability company (the "Managing Member"), who has overall responsibility for managing and administering the business and affairs of the Company.  The Managing Member has delegated responsibility and authority for making investment decisions for the Company to Good Steward Capital Management, Inc., an Arizona Corporation and investment adviser registered with the Securities and Exchange Commission, or SEC ("Investment Manager").  The Managing Member will direct payment of any “performance-based fees” to the Investment Manager pursuant to the Investment Management Agreement.

For a detailed description of the Company’s business, please refer to the section titled “Offering Summary” beginning on page 11 of the post-qualification amendment to our Post Effective Amendment to our Offering Statement on Form 1-A filed with the SEC on June 7, 2018.

Our initial Offering Statement on Form 1-A was qualified by the U.S. Securities and Exchange Commission (“SEC”) on September 29, 2017.  Pursuant to the Offering Statement, the Company is seeking to raise up to $50,000,000 in capital by offering to the public limited liability company interests designated as “Class A Units,” in what we refer to as the “Offering.” The minimum target amount the Company was seeking to raise in the Offering was $1,000,000, and funds from investor subscriptions were held in escrow with a third-party financial institution until such time as the minimum target was satisfied.

Investment Strategy

We intend to use substantially all of the proceeds of this offering to invest in and manage a diversified portfolio of real estate investments. We expect to use substantially all of the net proceeds from this offering to acquire and structure Loans collateralized by single family and multifamily non-owner occupied residences and commercial properties and land.  For its loan portfolio, the Company will secure Loans with first and/or second position security interests. The Company may also finance real estate projects using other funding methods, including (but not limited to) joint venture equity financing.

The Company's primary Loan product will be short-term, or "bridge", Loans, which will be characterized with the following targeted parameters:

1.Twelve (12) to twenty-four (24) month note secured by first or second position deeds of trust, mortgage, security deed or similar instruments;

2.Borrowers may be required to pay interest-only payments and shall also pay loan origination fees or loan arrangement fees in the amount of two (2) or more points;

2

3.Loan amount can include acquisition, development, improvement, or new construction loans with the associated costs

4.Subject to possible tax restrictions, some of the Loans may utilize Shared Appreciation Mortgages ("SAMs," also known as Contingent Interest Notes) in order to secure an equity position in the underlying collateral. For such financing the Company's targeted share of the return is 10% or greater of the appreciation in equity;

5.Loans will be extended to borrowers in relation to undervalued or distressed, non-owner occupied, single family or multi-family residences (including condos, townhomes and Planned Unit Developments), as well as for land development and new construction, and commercial properties (office, retail and other);

6.Loan amounts will usually be based on 70% or less of the As-Completed Value of the property excluding interest reserves. This figure may increase if sufficient additional collateral is provided by the borrower;

7.Short-term loans allow borrowers to purchase properties that may not qualify for financing through conventional mortgage lenders. Once the property is rehabilitated or developed, the borrower may sell the property wholesale or retail;

8.Loans will not be insured by the Federal Housing Administration or guaranteed by the Veterans Administration or otherwise guaranteed or insured;

9.Loans will be made throughout the United States, with a particular focus in the Western United States and California;

10.Exit fees may be payable to the Company by the borrower upon sale or resale of property and/or loans. All exit fees on loans in which the Company is the lender, co-lender, or fractional lender, shall be payable to the Company. In the event the Company is the co-lender or a participating or fractionalized lender, the Company shall receive its pro-rata share of the exit fee based on its time and ownership percentage of the  loans;

11.The Company will aim to invest no more than ten percent (10%) of its assets in any single loan.

The Company may also make, purchase, and otherwise acquire Loans which have a duration of more than 24 months or may directly acquire property for longer term investment. The Managing Member intends to have one or more Affiliates directly structure, underwrite and originate many of the debt products in which we invest as this provides for the best opportunity to control our borrower and partner relationships and optimize the terms of our investments. The management team of our Managing Member has extensive real estate experience and the ability to perform comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We feel the current and future market environment (including any existing or future government-sponsored programs) provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our members.

We will seek to create and maintain a portfolio of Loans and other real estate investments that generate a low volatility income stream of attractive and consistent cash distributions. Our focus on investing in debt instruments with qualified borrowers (which may include entities which are owned or controlled by the Company, the Managing Members or their Affiliates) that will emphasize the payment of current returns to investors and preservation of invested capital as our primary investment objectives, with a lesser emphasis on seeking capital appreciation from our investments, as is typically the case with more opportunistic or equity-oriented strategies.

In addition, the Company may, from time to time, acquire in its own name, or through one or more wholly owned subsidiaries, commercial properties or interests in real estate properties.

Investment Objectives

Our primary investment objectives are to identify, originate and fund Loans and other investments designed to create capital preservation and pay consistent and appealing cash distributions.

We will also seek to realize growth in the value of our investments by timing the sale or disposition to maximize value.

3

Competition

Our net income depends, in large part, on our ability to originate investments with attractive risk-adjusted yields. In originating these investments, we compete with other lending funds, mortgage REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, private funds, other lenders, governmental bodies and other entities, as well as online lending platforms that compete with us, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous mortgage funds and REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, size of loans offered and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential loans than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Post-Qualification Offering Circular Amendment filed June 7, 2018 (the “Post-Qualification Amendment”), which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our Class A Units.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information discussed in this item should be read together with the Company’s audited financial statements and related notes appearing under Item 7 of this Annual Report.

Offering Results

As of December 31, 2017, the Company had not raised any offering proceeds. For the period January 1, 2018 to April 26, 2018, the Company had accepted 33 subscribers for 121,298 units totaling $1,212,983 (including 84,608 units issued to affiliated parties) and approximately 4,878,702 of our Class A Units remained available for sale to the public under our Offering.

We expect to offer Class A Units in our Offering until we raise the maximum amount being offered, unless terminated by our Manager at an earlier time. Until December 31, 2017, the per Class A Unit purchase price was $10.00 per share, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price is adjusted every fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter), will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value, or NAV, divided by the number of our Class A Units as of the end of the prior fiscal quarter (NAV per share). The per share purchase price of our Class A Units has been $10.00 per share from inception through April 30, 2018. Although our Class A Units are not listed on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our Class A Members with limited liquidity on a quarterly basis after twelve months following the purchase of Class A Units.

Results of Operations

4

On February 20, 2018, we commenced operations upon our satisfying the $1.0 million minimum offering requirement for our initial Offering.  No income was generated during the year ended December 31, 2017. For the year ended December 31, 2016, we had no income.

Revenue

Interest Income

For the year ended December 31, 2017, no interest income was earned by the Company.

Expenses

General and Administrative

For the years ended December 31, 2017 and 2016, we incurred general and administrative expenses of approximately $9,939 and $21,878, respectively, which included auditing and professional fees, bank fees, and other costs associated with operating our business.

Capital Resources

Apart from our efforts to raise money via the sale of Class A Units in the Offering, we are not aware of any material trends, favorable or unfavorable, in our capital resources, or any expected material changes in the mix and relative cost of such resources.

Our Investments

During year ended December 31, 2017, the Company did not make any investments.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offerings, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from our Offerings to conduct our operations. We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate backed investments and conduct our operations from the proceeds of our Offerings. We are dependent upon the net proceeds from this offering to conduct our proposed operations. We will obtain the capital required to purchase and originate real estate-related investments and conduct our operations from the proceeds of this offering and any future offerings we may conduct and from any undistributed funds from our operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern.  Our independent auditors included an explanatory paragraph in their report regarding such matter.

We currently have short term related-party debt primarily incurred for offering costs which is described in Note 3, but do not plan to otherwise employ leverage as part of our strategy. Our Managing Member may, in the future, modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors

Other than the related party note described in above and in Note 3, the Company has no outstanding debt as of December 31, 2017 and December 31, 2016.

5

Off-Balance Sheet Arrangements

As of December 31, 2017 and 2016, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 3, Related Party Arrangements in our financial statements.

Item 3. Directors and Officers

The Company is managed by SREIF MANAGER II, LLC (the "Managing Member"), a Nevada limited liability company.  The Managing Member was formed on June 15, 2016 and is the Managing Member of the Company. Its principal business offices are located at 1999 South Bascom Avenue, 7th Floor, Campbell, CA 95008.  The Managing Member is owned by GCA Equity Partners, LLC, a Nevada limited liability company ("GCA"), Crowdventure, LLC, a Nevada limited liability company ("Crowdventure") and Amherst Enterprises, Ltd, a New York subchapter S corporation ("Amherst"). The Managing Member is responsible for the overall management of the Company's affairs and has control over the day-to-day operations and activities of the Company.

Principals the of Managing Member

The Principals of the Managing Member consist of seasoned real estate professionals with significant real estate investment and management services.  The Principals of the Managing Member and their positions and offices are as follows:

Name	Age	Position
Thomas Braegelmann	56	Chief Executive Officer
Charles Tralka	53	Chief Investment Officer
Matthew Sullivan	52	Director of Investor Relations
Jordan Goodman	62	Director

Thomas Braegelmann, Chief Executive Officer Since September 2011, Mr. Braegelmann has been the Chief Executive Officer and managing member of GCA. Mr. Braegelmann is an accomplished entrepreneur, fund manager and private lending mentor offering a wealth of experience and knowledge gained during his 30+ year career in real estate investing, commercial construction, land development and private lending. Through careful investment analysis and emphasis on secured investments, as well as the development of the unique National Construction Lending Alliance™ program, Mr. Braegelmann and partners have shown a consistent track record of delivering double digit returns to their investors on short-term, passive real estate investments.  With Mr. Braegelmann's leadership, and through the development of the National Construction Lending Alliance™ program, GCA participated in the funding of more than $100 million in real estate transactions nationwide in under 18 months.  As a native of Central Minnesota, Mr. Braegelmann previously served as owner and CEO of a private real estate investment company, with a portfolio comprised of several hundred multi-family apartment units, residential and commercial complexes, and single-family homes.  With a passion for facilitating and teaching collaborative real estate investing, Mr. Braegelmann donates his time and serves as a well-respected, highly sought after mentor and teacher for a group of more than 400 passive real estate investors around the country. He also founded and hosts a monthly REIA/Private Investment club with over 2100 members in the San Francisco Bay area. Mr. Braegelmann is committed to giving back to the community and building sustainable cash flow for passive real estate investors.

6

Charles Tralka, Chief Investment Officer. Mr Tralka has been a managing member of GCA Equity Partners, LLC since September 2011. He is a former high-technology executive, having served in a variety of engineering and marketing management roles during his 23-year career in that industry.  While working in high-tech, he began investing in various real estate projects and over the last twenty years has bought, held and sold multiple investment properties.  Since 1990 he has been an active investor in real estate and real estate investment funds focused on the financial aspects of the business.  Mr. Tralka has a passion for helping investors achieve their financial goals through careful selection of the right investments and in particular for helping people optimize returns for their own retirement accounts.  Mr. Tralka is a graduate of the University of California, Davis and holds a degree in electrical engineering from that institution.  During his high-tech career he served in various roles at Altera Corporation, Aptix, Inc., QuickLogic Corporation and Xilinx, Inc.

 Matthew Sullivan, Director of Investor Relations. Since January 2015 Mr. Sullivan has been the president of Crowdventure, LLC - a real estate crowdfunding company. Prior to that (Nov 2012 – September 2014) he was president of Clearway Sustainability Solutions Ltd, a UK based company that provided corporations with sustainability solutions and access to the global carbon markets. From September 2007 to August 2013 he was the president of Crowd Source Solutions Ltd, a UK based company which provided corporate carbon offsetting and sustainability solutions using innovative web based technologies. Mr. Sullivan went to Westminster School in London, UK and studied Law at Birmingham University before pursuing a career in finance and stockbroking, specializing in the South East Asian markets. In 1997 he chose an entrepreneurial path and founded Europe's first internet billing application service provider. Since then his career has been focused on finance and technology.

Jordan Goodman, Investment Director. Mr. Goodman has been president of Amherst continuously since March 1993. Amherst is a financial education company that provides marketing services to high quality financial companies. Mr Goodman is also known as "America's Money Answers Man" and is a nationally-recognized expert on personal finance. He is a regular guest on numerous radio and television call-in shows across the country, answering questions on personal financial topics. He appears frequently on The View, Fox News Network, Fox Business Network, CNN, CNBC and CBS evening news. For 18 years, Mr. Goodman was on the editorial staff of Money magazine, where he served as Wall Street correspondent. While at Money, he reported and wrote on virtually every aspect of personal finance. In addition, he served as weekly financial analyst on NBC News at Sunrise for 9 years and the daily business news commentator on Mutual Broadcasting System's America in the Morning show for 8 years. He is the author / co-author of 13 best-selling books on personal finance including Master Your Debt Fast Profits in Hard Times, Everyone's Money Book, Master Your Money Type, Barron's Dictionary of Finance and Investment Terms and Barron's Finance and Investment Handbook. He has also written 6 special focus editions of Everyone's Money Book on College, Credit, Financial Planning, Real Estate, Retirement Planning and Stocks, Bonds and Mutual Funds. Mr. Goodman is also a speaker and seminar leader on personal finance topics for business executives, students, associations, investment clubs, employees and others.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our most recent Post-Qualification Amendment and amendments thereto.

Item 4. Security Ownership of Management and Certain Security Holders

7

The following table sets forth, as June 7, 2018, information with respect to the beneficial ownership of our membership interest units before and after giving effect to this offering for (a) each person who is expected to be the beneficial owner of more than 5% of the outstanding units immediately following the completion of this offering, (b) our directors, director nominees and named executive officers and (c) our directors, director nominees and executive officers as a group.  Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable within, or restricted units that will vest on or within, 60 days of June 7, 2018. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Exchange Act. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all units shown that they beneficially own, subject to community property laws, where applicable. Unless otherwise indicated, the address of each named person is c/o 2090 N. Kolb Road, Ste 120, Tucson, AZ 85715.

8

	Pro Forma Units of the Company Beneficially Owned After the Offering(1)(2)
	Class A Units(3)		Class B Units
Name of Beneficial Owner	Number of Units	Percent of Units	Number of Units	Percent of Units	Percent Total Voting Power
Beneficial owners of more than 5% of our outstanding Units:

SREIF MANAGER II, LLC(4)	—	—	100	100%	100%

Ivan Zaiatas	10,000	8.04%			0%
Secured Real Estate Income Fund, LLC(5)	22,278	17.92%			0%
GSCM(6)	65,221	52.46%			0%

Manager, manager nominees and named executive officers:

Thomas Braegelmann((7)(8)(9)	0	0%	20	20%	20%
Charles Tralka(7) (9)(10)	0	0%	20	20%	20%
Matthew Sullivan(7)(9)(11)	0	0%	40	40%	40%
Jordan Goodman(7)(9)(11)	0	0%	20	20%	20%
All directors, director nominees and executive officers as a group (4 persons)	0	0%	100	100%	100%

(1)

Assumes none of our Class A Units and 100 Class B Unit are outstanding immediately following this offering. The table does not reflect any units that our directors and executive officers may purchase in this offering.

(2)	SREIF Manager II, LLC owns 100% of our Class B Units, which Units are non-voting Units.
(3) (4) (5) (6) (7) (8) (9) (10) (11) (12)

There are currently 124,326 Class A Units outstanding, held by 33 Class A Members.

The address of SREIF Manager II, LLC is 2090 N. Kolb Road, Ste 120, Tucson, AZ 85715.

Secured Real Estate Income Fund, LLC is an affiliate of the Company

GSCM is owned by Titan Holding Group Inc., an affiliate of the Company.

The address of each Manager and named executive officer is 2090 N. Kolb Road, Ste 120, Tucson, AZ 85715.

Units owned by Thomas Braegelmann are owned through GCA Equity Partners, LLC.  Mr. Braegelmann is a principal of GCA Equity Partners, LLC and owns 60% of the membership interests in such entity.

Denotes beneficial ownership as members of SREIF Manager II, LLC

Units owned by Charles Tralka are owned through GCA Equity Partners, LLC.  Mr. Tralka is a principal of GCA Equity Partners, LLC and owns 40% of the membership interests in such entity.

Units owned by Matthew Sullivan are owned through Crowdventure, LLC.  Mr. Sullivan is a principal of Crowdventure, LLC and owns 51% of the membership interests in such entity. The remaining 49% of the interest in Crowdventure, LLC are owned by Mark Read.

Units owned by Jordan Goodman are owned through Amherst Enterprises Ltd.  Mr. Goodman is a principal and sole owner of Amherst Enterprises Ltd.

Item 5. Interest of Management and Others in Certain Transactions

For further details, please see Note 3, “Related Party Arrangements” in Item 7 “Financial Statements”.

Item 6. Other Information

None.

9

Item 7. Financial Statements

SECURED REAL ESTATE INCOME STRATEGIES, LLC

(FORMERLY SECURED REAL ESTATE

INCOME FUND II, LLC)

FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

Together with

Independent Auditors’ Report

10

SECURED REAL ESTATE INCOME STRATEGIES, LLC

(FORMERLY SECURED REAL ESTATE

INCOME FUND II, LLC)

Notes to Financial Statements	7

INDEPENDENT AUDITORS' REPORT

Management and Members

Secured Real Estate Income Strategies, LLC,

formerly Secured Real Estate Income Fund II, LLC

We have audited the accompanying statements of financial condition of Secured Real Estate Income Strategies, LLC, formerly Secured Real Estate Income Fund II, LLC (the “Company”), as of December 31, 2017 and 2016, and the related statements of operations, member’s equity (deficit) and cash flows for the year ended December 31, 2017 and for the period from formation (June 15, 2016) through December 31, 2016, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Accountant’s Conclusion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Secured Real Estate Income Strategies, LLC, formerly Secured Real Estate Income Fund II, LLC, as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the year ended December, and for the period from formation (June 15, 2016) through December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, the Company has recently commenced operations, has incurred losses and requires significant capital.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans are also discussed in Note 2.  The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

/s/ dbbmckennon

May 17, 2018

Newport Beach, California

SECURED REAL ESTATE INCOME STRATEGIES, LLC

(Formerly SECURED REAL ESTATE

INCOME FUND II, LLC)

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS
Deferred offering costs	$142,293	$81,983
Total assets	142,293	81,983

LIABILITIES AND MEMBER’S EQUITY (DEFICIT)
Note payable to related party	158,253	85,051
Accounts payable	15,857	18,810
Accrued interest to related party	9,672	1,207
Total liabilities	183,782	105,068

Commitments and contingencies (Note 4)	-	-

Member’s Equity (Deficit): (Notes 5)
Class A Units issued and outstanding - 5,000,000 authorized and none outstanding	-	-
Class B Units issued and outstanding - 100 authorized and outstanding	-	-
Accumulated deficit	(41,489)	(23,085)
Total member’s equity (deficit)	(41,489)	(23,085)
Total liabilities and member’s equity (deficit)	$142,293	$81,983

SECURED REAL ESTATE INCOME STRATEGIES, LLC

(Formerly SECURED REAL ESTATE

INCOME FUND II, LLC)

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE DATE OF FORMATION THROUGH DECEMBER 31, 2016

	2017	2016
Revenues	$-	$-
General and administrative expenses	9,939	10,568
Legal expenses	-	11,310
Loss from operations	(9,939)	(21,878)
Interest expense to related party	8,465	1,207
Net loss	$(18,404)	$(23,085)
Net loss per Unit	$(184.04)	$(230.85)
Weighted average Units Outstanding	100	100

SECURED REAL ESTATE INCOME STRATEGIES, LLC

(Formerly SECURED REAL ESTATE

INCOME FUND II, LLC)

STATEMENTS OF MEMBER’S EQUITY (DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE DATE OF FORMATION THROUGH DECEMBER 31, 2016

						Total
	Class A Units		Class B Units		Accumulated	Member’s
	Units	Amounts	Units	Amount	Deficit	Equity (Deficit)
Balance, at Formation	-	$-	-	$-	$-	$-
Class B Units issued to manager	-	-	100	-	-	-
Net loss	-	-	-	-	(23,085)	(23,085)
Balance, December 31, 2016	-	-	100	-	(23,085)	(23,085)

Net loss	-	-	-	-	(18,404)	(18,404)
Balance, December 31, 2017	-	$-	100	$-	$(41,489)	$(41,489)

SECURED REAL ESTATE INCOME STRATEGIES, LLC

(Formerly SECURED REAL ESTATE

INCOME FUND II, LLC)

STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017 AND THE DATE OF FORMATION THROUGH DECEMBER 31, 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(18,404)	$(23,085)
Changes in operating assets and liabilities:
Accounts payable	(2,953)	18,810
Accrued interest to related party	8,465	1,207
Net cash used in operating activities	(12,892)	(3,068)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from note payable from related party	73,202	85,051
Payments for deferred offering cost	(60,310)	(81,983)
Net cash provided by financing activities	12,892	3,068

Increase in cash and cash equivalents	-	-
Cash and cash equivalents, at beginning of period	-	-
Cash and cash equivalents, end of period	$-	$-

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

SECURED REAL ESTATE INCOME STRATEGIES, LLC

(FORMERLY SECURED REAL ESTATE INCOME FUND II, LLC)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS

Secured Real Estate Income Fund II, LLC (the “Fund” or the “Company”) was formed on June 15, 2016 (date of “Formation”) in the State of Delaware.   The Company changed its name to Secured Real Estate Income Strategies, LLC on June 5, 2017. The Company’s headquarters are located in Tucson, Arizona.  The Company was formed for the purpose of investing in a diversified portfolio of real estate loans and other debt instruments collateralized by first and second position security interests in residential real estate in the U.S. and the underlying real estate collateral.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern and Management’s Plans

The Fund will rely heavily on equity financing for working capital to fund start-up and development activities. This raises substantial doubt about the Fund’s ability to continue as a going concern.  We expect to complete the equity offering and acquire the portfolio of real estate loans during the next 36 months. The manager intends to fund its operations with funding from operational income.  There are no assurances that management will be able to raise capital on terms acceptable to the Company.  If we are unable to obtain sufficient amounts of capital, we may be required to reduce the scope of our planned loan operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties. Despite the inherent risks of any new business, the decades of relevant industry experience coupled with an experienced management team provide our basis for belief that the Fund can be a success for stakeholders.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. Fair values were assumed to approximate carrying values because of their short term in nature.

Risks and Uncertainties

The Fund has a limited operating history and has not generated revenue from intended operations. The Funds business and operations are sensitive to general business and economic conditions in the U.S. A host of factors beyond the Fund’s control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise. These adverse conditions could affect the Fund’s financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, we consider all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Deferred Offering Costs

The Fund capitalizes costs of its offering of securities which will be applied against proceeds received if successful. If unsuccessful, such costs will be expensed.

Loans Held for Investment

Loans held for investment will be carried at amortized cost, net of discounts and premiums, deferred loan origination fees, costs and the allowance for loan losses.  Net deferred loan origination fees and costs on loans are amortized or accreted using the interest method over the expected life of the loans.  Amortization of deferred loan fees and costs are discontinued for loans placed on nonaccrual.  Any remaining deferred fees or costs and prepayment fees associated with loans that payoff prior to contractual maturity are included in loan interest income in the period of payoff.  Loan commitment fees received to originate or purchase a loan are deferred and, if the commitment is exercised, recognized over the life of the loan as an adjustment of yield or, if the commitment expires unexercised, recognized as income upon expiration of the commitment.  Loans held for investment are not adjusted to the lower of cost or estimated market value because it is management's intention, and the Company has the ability, to hold these loans to maturity.

Interest on loans is credited to income as earned.  Interest receivable is accrued only if deemed collectible.  Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans.  The accrual of interest on loans is discontinued when principal or interest is past due 90 days based on contractual terms of the loan or when, in the opinion of management, there is reasonable doubt as to collection of interest.  When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income.  Interest income generally is not recognized on impaired loans unless the likelihood of further loss is remote.  Interest payments received on such loans are applied as a reduction to the loan principal balance.  Interest accruals are resumed on such loans only when they are brought current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to all principal and interest.

A loan is considered to be impaired when it is probable that the Company will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. We review loans for impairment when the loan is classified as substandard or worse, delinquent 90 days, determined by management to be collateral dependent, or when the borrower files bankruptcy or is granted a troubled debt restructure. Measurement of impairment is based on the loan’s expected future cash flows discounted at the loan’s effective interest rate, measured by reference to an observable market value, if one exists, or the fair value of the collateral if the loan is deemed collateral dependent.  The Company selects the measurement method on a loan-by-loan basis except those loans deemed collateral dependent.  All loans are generally charged-off at such time the loan is classified as a loss.

Allowance for Loan Losses

The Company will maintain an allowance for loan losses at a level deemed appropriate by management to provide for known or inherent risks in the loan at the reporting date.  The Company has implemented and adheres to an internal asset review system and loss allowance methodology designed to provide for the detection of problem assets and an adequate allowance to cover loan losses.  Our determination of the adequacy of the loan loss allowance is based on an evaluation of the composition of the loan, actual loss experience, industry charge-off experience on income property loans, current economic conditions, and other relevant factors in the area in which the Fund’s lending activities are based.  These factors may affect the borrowers’ ability to pay and the value of the underlying collateral.  The allowance is calculated by applying loss factors to loans held for investment according to loan program type and loan classification.  The loss factors are established based primarily upon the Fund’s historical loss experience and the industry charge-off experience and are evaluated on a quarterly basis.  Additions and reductions to the allowance are reflected in current operations.

Real Estate Owned

Real estate properties acquired through, or in lieu of, loan foreclosure are recorded at fair value less cost to sell with any excess loan balance charged against the allowance for estimated loan losses.  The Fund will obtain an appraisal and/or market valuation on all real estate owned at the time of possession.  After foreclosure, valuations are periodically performed by management.  Any subsequent fair value losses are recorded to other real estate owned operations with a corresponding write-down to the asset.  All legal fees and direct costs, including foreclosure and other related costs are expensed as incurred.

Stock-Based Compensation

The Company will account for stock options issued to employees under ASC 718 “Share-Based Payment”. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company will measure compensation expense for its non-employee equity-based compensation under ASC 505 “Equity.” The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to equity-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Fund is a Limited Liability Company (“LLC”) taxed as a partnership. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the equity holders are liable for individual federal and state income taxes on their respective shares of the Fund’s taxable income.  The Company has not yet filed any tax returns. The tax return years 2017 and 2016 are still subject to tax examination by the United States Internal Revenue Service; however, we do not currently have any ongoing tax examinations.

Concentration of Credit Risk

The Fund may maintain its cash with a financial institution located in the United States.  The Federal Deposit Insurance Corporation insures balances up to $250,000.  At times, the Fund may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers”.  Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as “lessees”, to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The amendments replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For public business entities, the amendment is effective for annual periods beginning after December 15, 2019 and interim period within those annual periods. We are currently evaluating the effects of ASU 2016-13 on its financial statements and disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. We believe that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 - NOTE PAYABLE TO RELATED PARTY

Since July 1, 2016, the Company has had a line of credit for borrowings of up to $125,000 from SREIF Manager II, LLC, a related entity controlled by the managing member.  Borrowings have been historically used to fund operations. Borrowings are subject to interest at 5%, per annum.  As of December 31, 2016, the Company had borrowings totaling $85,051 and accrued interest of $1,207.  During December 31, 2017, the Company increased their borrowing capacity to $175,000 and extending the due date of principal and interest to June 30, 2018. The Company had borrowings totaling $158,253 and accrued interest of $9,672 as of December 31, 2017. As of December 31, 2017, the Company had $16,747 available under the line of credit.  Interest expense was $8,465 for the year ended December 31, 2017.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or any of its officers.

Dealer Manager/ Placement Agent Agreement

The Company has engaged a broker-dealer, as its dealer-manager and, subject to an overall cap on selling commissions and accountable/nonaccountable expenses of 9.0%, the Company has agreed to pay the broker-dealer commissions of up to 7.0% of the offering proceeds of this offering received by the

Company that are derived from investors introduced to the Company by the broker-dealer, which it may reallow and pay to participating broker-dealers, a non-accountable expense allowance for due diligence, marketing and expense reimbursement of up to 1.5% of the gross proceeds, which it may re-allow and pay, in part, to participating broker dealers, and a non-accountable due diligence fee in the amount of $10,000 for filing and legal fees incurred by it.  Our Dealer-Manager will also be entitled to the reimbursement of accountable expenses in the amount of up to one percent (1.0%) of the offering proceeds in relation to platform fees payable to another broker-dealer. The Dealer-Manager may also sell Class A Units as part of the selling group, thereby becoming entitled to retain a greater portion of the seven percent (7.0%) selling commissions.  Any portion of the seven percent (7.0%) selling commissions retained by the Dealer-Manager would be included within the amount of selling commissions payable by the Company and not in addition thereto.  In addition, the Dealer Manager will be entitled to receive an Investor Processing Fee of $5 per investor.  To the extent that an investor is not introduced by the Dealer Manager or any placement agent or participating broker dealer, such investor will still be required to pay the Investor Processing Fee.  All investors, including investors not introduced by the Dealer Manager or placement agent, will share in the expense of selling commissions and accountable and non-accountable expenses.  The Company had previously engaged Cambria Capital and on October 4, 2016 had advanced Cambria Capital a retainer in the amount of $15,000 for the payment of actual, accountable and reasonable out-of-pocket expenses.  This agreement was terminated in January 2018.

NOTE 5 – MEMBER’S EQUITY (DEFICIT)

LLC Units

There will be two classes of Units: Class A Units and Class B Units. The Class A Units have 5,000,000 Units authorized and none outstanding.  The Class A Units are being offered to the public.  The Class B Units has 100 Units authorized and outstanding which are held by the managing member.  See below for further discussion of the terms of these classes of units.  Also, see Note 7.

NOTE 6 – OPERATING AGREEMENT

The Operating Agreement provides, inter alia, for the following:

The limited liability company interests in the Company shall consist exclusively of Interests in the Company. The Interests shall be divided into two (2) classes, the Class B Interests, which shall be held exclusively by the Managing Member and the Class A Interests which shall be held by all other Members as the Investors.

Members holding Class A Interests will be entitled to a Preferred Return of an amount equal to eight percent (8%) per annum of the total amount of unreturned Capital Contributions (including reinvested Net Income) from the inception date of a Member’s initial Capital Contribution.

The Managing Member shall receive an Asset Management Fee in the amount of 2% per annum of the Capital Contributions, as adjusted from time to time.

The Company shall reimburse the Managing Member for organizational and initial offering costs and expenses incurred by the Managing Member in an amount not to exceed $175,000.

Each Member will be required to contribute not less than $5,000 to the Company for the purchase of Class A Interests, although the Managing Member may elect to accept less in its sole discretion.

The Initial Closing shall occur on the first day in which the Company receives Capital Contributions in the aggregate amounts equal to or exceeding the Minimum Capital Amount of $500,000 for the purchase of Interests.

The Company generally will bear all costs and expenses associated with the initial setup of the Company and the offering of Interests and its ongoing operations, except as otherwise described in the Offering Circular.

The Fund shall distribute Net Income* received with respect to the assets to the relevant Members, subject to any reserves or Company expenses as reasonably determined by the Managing Member. The Fund shall make all such distributions of Net Income to the Class A Members and Class B Members in the following order of priority, and among them in accordance with their respective class percentages:

(i) first, to the Class A Members until the total amount distributed to them equals the amount of their unpaid Class A Preferred Return;

(ii) next, to the Managing Member until the amount distributed pursuant to Section (ii) equals two percent (2%) of the amount distributed to the Class A Members; and,

(iii) the remaining Net Income shall be distributed (a) eighty percent (80%) to the Class A Members and (b) twenty percent (20%) to the Managing Member as its “Carried Interest”.

Capital Withdrawals are subject to an initial twelve (12) month lock-up period  from the date of closing of a purchase of Interests by a Member, and no capital withdrawals will be made by a Member at any time prior to the end of the lock-up period; provided, however, the Managing Member may, in its sole discretion, allow the redemption of a Member’s investment prior to the expiration of the applicable lock-up period subject to a discretionary withdrawal penalty equal to ten percent (10%) of the amount of the capital withdrawal.

The Managing Member or its affiliates may also receive loan processing fees, loan documentation fees and servicing fees as well as fees between 1-5% of the loan amount related to the purchase or sale of a loan, real estate commissions (3-10%) and project management fees (between 1-10%).

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through May 17, 2018.

On February 20, 2018 affiliated parties acquired 84,608 units of membership interest in the Company in exchange for the transfer of four loans with an aggregate unpaid balance of $846,093. The notes had an interest rate of 12% and maturity dates ranging from May 31, 2018 to August 1, 2019.  Three of the loans are collateralized by real property and one loan is a mezzanine loan collateralized by the equity in ten separate entities including the real property owned by those entities.

As of May 17, 2018, the Company has accepted 33 subscribers for 121,298 units totaling $1,212,983.

In addition to the four loans transferred by affiliated parties, the Company originated three additional loans. Two loans total $255,000 and the third loan is a line of credit with a maximum credit limit of $600,000 and an initial funding amount of $84,000. The interest rates range from 12% to 15%.  The loans mature between March 6, 2019 and June 1, 2020.

Item 8.

INDEX OF EXHIBITS

Exhibit No.	Description

2.1**	Certificate of Formation
2.2**	Certificate of Amendment to Certificate of Formation
2.3**	Third Amended and Restated Operating Agreement dated April 17, 2017
11.1*	Consent of Independent Auditors

* Filed herewith

** Previously filed and incorporated herein by reference

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned on June 7, 2018, thereunto duly authorized.

Secured Real Estate Income Strategies, LLC

BySREIF Manager II, LLC

Its: Managing Member

By/s/ Thomas Braegelmann

Thomas Braegelmann, Chief Executive Officer

By/s/ Charles Tralka

Charles Tralka, Chief Investment Officer

By/s/ Matthew Sullivan

Matthew Sullivan, Director of Investor Relations

By/s/ Jordan Goodman

Jordan Goodman, Director